UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-12970

Goldcorp Inc.
(Translation of registrant's name into English)

Suite 3400 - 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐         Form 40-F     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: April 27, 2016	/s/ Anna M. Tudela
Name: Anna M. Tudela Title: Vice-President, Diversity, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

99.2	Condensed Interim Consolidated Financial Statements of the Company for the three months ended March 31, 2016

99.3	Form 52-109F2 Certification of Interim Filings - CEO

99.4	Form 52-109F2 Certification of Interim Filings - CFO